Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

November 5, 2009

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:           QE Brushes, Inc.
Pre-effective Amendment 4 to Registration Statement on Form S-1
Filed September 8, 2009
File No.  333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of September 14, 2009, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, Amendment No. 4, filed September 8, 2009, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A, Amendment No. 5 (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
We note your response to prior comment 1 that Mr. Ruff posted the classified in the Bull & Bear Financial Report offering to sell a shell company.  Please explain to us in greater detail Mr. Ruff’s association with the offer and sale of shell companies, and provide us the names of all shell companies that he has offered to sell in the past.

In response to this comment, Mr. Ruff has advised me that he was contacted by a few companies looking for a shell, but he never directed or put them in direct contact with any shell companies. Mr. Ruff does not recall the names of these entities.  Mr. Ruff did advise these few contacts that they should consider taking the company directly public with an IPO as an alternative to a reverse merger transaction, and planned to assist the company in the filing process but none of the companies engaged Mr. Ruff’s services for this endeavor. Mr. Ruff was not affiliated with any of these companies that responded to the ad you refer to in the Bull and Bear, and never put them in contact with any shell.

2.
Revised disclosures in the response to prior comments 6 and 7 indicate that QE Brushes is in the process of making three different sizes of prototype toothbrush molds for small, medium, and large size dogs.  Since QE Brushes’ stated business purpose is the development, manufacturing, and sale of toothbrushes to clean canine and feline mouths, clarify the status of QE Brushes’ feline toothbrush.  For example, indicate whether the development of QE Brushes’ feline toothbrush is in the planning stage, whether a prototype exists, the degree to which design has progressed, and whether further engineering is necessary.

In response to this comment, the Company revised the disclosure to clarify that the small toothbrush is designed for both feline and canine mounts.

Selling Shareholders, page 19

3.
Refer to prior comment 4.  You must identify as a broker-dealer’s affiliate any selling shareholder that is a broker-dealer’s affiliate.  Additionally, for a selling shareholder that is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

▪	Purchased in the ordinary course of business the securities being resold.
▪	Had no agreement or understanding, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If QE Brushes is unable to make the two representations noted above in the prospectus, QE Brushes must state in the prospectus that the selling shareholder is an underwriter.  Language such as “may be deemed” an underwriter is unacceptable if the selling shareholder is an affiliate of an underwriter that cannot make these representations.

In response to this comment, the Company revised the disclosure to state that no selling shareholder is an affiliate of a broker-dealer. The Company contacted the selling shareholders to verify this information.

Manufacturing Our Product, page 29

4.
Disclosure in the fourth paragraph that it will take 14 to 21 days to make all the brushes, an additional 20 days for packing, and three to four weeks for shipping is inconsistent with disclosure in the seventh paragraph that it will take 14 days to manufacture the brushes, three weeks to complete manufacturing and packing the brushes, and almost 30 days for shipping.  Please reconcile the disclosures.

In response to this comment, the Company reconciled the disclosures.

Known or Estimated Costs, page 35

5.
Refer to prior comment 11.  Disclosure that QE Brushes paid JB Engineering Services $2,800.00 for design of the toothbrush is inconsistent with disclosure on page 28 that QE Brushes paid JB Engineering Services $3,498.10 for its services.  Please reconcile disclosures.

In response to this comment, the Company reconciled the disclosures.

6.
We note the disclosure regarding the 125,000 shares issued to Mr. Robert Slack for his consulting design work of the toothbrush.  Please reconcile with the disclosure in the last paragraph of Item 15 on page 46.

In response to this comment, the Company reconciled the disclosures.

Liquidity and Capital Resources, page 36

7.
Disclosure that QE Brushes has a marketing strategy that it plans on implementing for “less than $10,000” is inconsistent with disclosures on page 35 of $500 for flyers, $250 per pet fair, $3,500 plus $1,000 for TV commercials, $1,000 for targeted mailing, $1,200 for advertising on the Caesar Dog Whisper internet site, and $3,500 for travel expenses for marketing purposes.  Please reconcile these disclosures.

In response to this comment, the Company reconciled the disclosures.

Exhibit Index

8.	Please refer to comment 13. As requested previously, include a caption or heading such as “Exhibit Index” for the exhibit index.

In response to this comment, the Company included the heading Exhibit Index.

Sincerely,

Cane Clark LLP

/s/Scott P. Doney
Scott P. Doney